Execution Counterpart

                                                       Exhibit #2















                             AGREEMENT AND PLAN OF MERGER

                                       between

                                  REVCO D.S., INC.,

                                HSX ACQUISITION CORP.

                                         and

                                  HOOK-SUPERX, INC.

                              Dated as of March 31, 1994





                                  TABLE OF CONTENTS


          1.   The Merger . . . . . . . . . . . . . . . . . . . . . . .   1
               1.1. The Merger  . . . . . . . . . . . . . . . . . . . .   1
               1.2. The Closing . . . . . . . . . . . . . . . . . . . .   1
               1.3. Effective Time  . . . . . . . . . . . . . . . . . .   1

          2.   Certificate of Incorporation and Bylaws of          the
               Surviving Corporation  . . . . . . . . . . . . . . . . .   2
               2.1. Certificate of Incorporation  . . . . . . . . . . .   2
               2.2.      Bylaws . . . . . . . . . . . . . . . . . . . .   2

          3.   Directors and Officers of the Surviving Corporation  . .   2
               3.1.      Directors  . . . . . . . . . . . . . . . . . .   2
               3.2. Officers  . . . . . . . . . . . . . . . . . . . . .   2

          4.   Conversion of HSI Stock  . . . . . . . . . . . . . . . .   2
               4.1. Conversion of HSI Stock . . . . . . . . . . . . . .   2
               4.2. Exchange of Certificates Representing HSI
                    Common Stock  . . . . . . . . . . . . . . . . . . .   3
               4.3  Dissenting Shares . . . . . . . . . . . . . . . . .   5

          5.   Representations and Warranties of HSI  . . . . . . . . .   5
               5.1. Existence; Good Standing; Corporate Authority;
                    Compliance With Law . . . . . . . . . . . . . . . .   5
               5.2. Authorization, Validity and Effect of Agreements  .   6
               5.3. Capitalization  . . . . . . . . . . . . . . . . . .   6
               5.4. Subsidiaries  . . . . . . . . . . . . . . . . . . .   7
               5.5. Other Interests . . . . . . . . . . . . . . . . . .   7
               5.6. No Violation  . . . . . . . . . . . . . . . . . . .   7
               5.7. SEC Documents . . . . . . . . . . . . . . . . . . .   8
               5.8. Litigation  . . . . . . . . . . . . . . . . . . . .   9
               5.9. Absence of Certain Changes  . . . . . . . . . . . .   9
               5.10.     Taxes  . . . . . . . . . . . . . . . . . . . .   9
               5.11 Certain Employee Plans  . . . . . . . . . . . . . .  10
               5.12.     Labor Matters  . . . . . . . . . . . . . . . .  10
               5.13.     Environmental Laws and Regulations . . . . . .  11
               5.14.     Rights Agreement . . . . . . . . . . . . . . .  11
               5.15.     Real Property  . . . . . . . . . . . . . . . .  12
               5.16.     Insurance  . . . . . . . . . . . . . . . . . .  12
               5.17.     Intellectual Property  . . . . . . . . . . . .  13
               5.18.     Certain Contracts  . . . . . . . . . . . . . .  13
               5.19.     No Brokers . . . . . . . . . . . . . . . . . .  13
               5.20.     Fairness Opinion . . . . . . . . . . . . . . .  13

          6.   Representations              and             Warranties
               of Parent and Merger Sub . . . . . . . . . . . . . . . .  13
               6.1. Existence; Good Standing; Corporate Authority;
                    Compliance With Law . . . . . . . . . . . . . . . .  14
               6.2. Authorization, Validity and Effect of Agreements  .  14
               6.3. No Violation  . . . . . . . . . . . . . . . . . . .  14
               6.4. Litigation  . . . . . . . . . . . . . . . . . . . .  14
               6.5. Financing . . . . . . . . . . . . . . . . . . . . .  15
               6.6. No Brokers  . . . . . . . . . . . . . . . . . . . .  15
               6.7. Surviving Corporation After the Merger  . . . . . .  15
               6.8  No Ownership of Company Capital Stock . . . . . . .  15

          7.   Covenants  . . . . . . . . . . . . . . . . . . . . . . .  15
               7.1. Acquisition Proposals . . . . . . . . . . . . . . .  15
               7.2. Conduct of Businesses . . . . . . . . . . . . . . .  16
               7.3. Meeting of Stockholders . . . . . . . . . . . . . .  19
               7.4. Filings; Other Action . . . . . . . . . . . . . . .  19
               7.5. Inspection of Records; Access . . . . . . . . . . .  20
               7.6. Publicity . . . . . . . . . . . . . . . . . . . . .  20
               7.7. Proxy Statement . . . . . . . . . . . . . . . . . .  20
               7.8. Further Action  . . . . . . . . . . . . . . . . . .  20
               7.9. Expenses  . . . . . . . . . . . . . . . . . . . . .  20
               7.10.     Indemnification and Insurance  . . . . . . . .  21
               7.11.     Certain Benefits . . . . . . . . . . . . . . .  22
               7.12.     Restructuring of Merger  . . . . . . . . . . .  23
               7.13 New York Real Estate Gains Tax  . . . . . . . . . .  23

          8.   Conditions . . . . . . . . . . . . . . . . . . . . . . .  23
               8.1. Conditions to Each Party's Obligation to Effect
                    the Merger  . . . . . . . . . . . . . . . . . . . .  23
               8.2. Conditions to Obligation of HSI to Effect the
                    Merger  . . . . . . . . . . . . . . . . . . . . . .  24
               8.3. Conditions  to Obligation of Parent and Merger Sub
                    to Effect the Merger  . . . . . . . . . . . . . . .  24

          9.   Termination  . . . . . . . . . . . . . . . . . . . . . .  25
               9.1. Termination by Mutual Consent . . . . . . . . . . .  25
               9.2. Termination by Either Parent or HSI . . . . . . . .  25
               9.3. Termination by HSI  . . . . . . . . . . . . . . . .  25
               9.4. Termination by Parent . . . . . . . . . . . . . . .  26
               9.5. Effect of Termination and Abandonment . . . . . . .  26
               9.6. Extension; Waiver . . . . . . . . . . . . . . . . .  26

          10.  General Provisions . . . . . . . . . . . . . . . . . . .  27
               10.1.
                    Nonsurvival of Representations, Warranties and
                    Agreements  . . . . . . . . . . . . . . . . . . . .  27
               10.2.     Notices  . . . . . . . . . . . . . . . . . . .  27
               10.3.     Assignment; Binding Effect; Benefit  . . . . .  28
               10.4.     Entire Agreement . . . . . . . . . . . . . . .  28
               10.5.     Amendment  . . . . . . . . . . . . . . . . . .  28
               10.6.     Governing Law  . . . . . . . . . . . . . . . .  28
               10.7.     Counterparts . . . . . . . . . . . . . . . . .  28
               10.8.     Headings . . . . . . . . . . . . . . . . . . .  29
               10.9.     Interpretation . . . . . . . . . . . . . . . .  29
               10.10.    Waivers  . . . . . . . . . . . . . . . . . . .  29
               10.11.    Incorporation of Exhibits  . . . . . . . . . .  29
               10.12.    Severability . . . . . . . . . . . . . . . . .  29
               10.13.    Enforcement of Agreement . . . . . . . . . . .  29
               10.14.    Subsidiaries . . . . . . . . . . . . . . . . .  29
               10.15     Performance by Merger Sub  . . . . . . . . . .  30



                             AGREEMENT AND PLAN OF MERGER

                    AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of March 31, 1994, between Revco D.S., Inc., a Delaware corporation ("Parent"), HSX Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Hook-SupeRx, Inc., a Delaware corporation ("HSI").

                                       RECITALS

                    A. The Boards of Directors of Parent and HSI each have determined that a business combination between Parent and HSI is in the best interests of their respective companies and stockholders and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits and, accordingly, have agreed to effect the merger provided for herein upon the terms and subject to the conditions set forth herein.

                    B. Parent and HSI have each received a fairness opinion relating to the transactions contemplated hereby as more fully described herein.

                    C. Parent, Merger Sub and HSI desire to make certain representations, warranties and agreements in connection with the merger.

                    NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                      ARTICLE 1

                    1.   The Merger.

                    1.1. The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into HSI in accordance with this Agreement and the separate corporate existence of Merger Sub shall thereupon cease (the "Merger"). HSI shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"). The Merger shall have the effects specified in the Delaware General Corporation Law (the "DGCL").

                    1.2. The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York, at 9:00 a.m., local time, on the first business day immediately following the day on which the last to be fulfilled or waived of the conditions set forth in Article 8 shall be fulfilled or waived in accordance herewith, or at such other time, date or place as Parent and HSI may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

                    1.3. Effective Time. If all the conditions to the Merger set forth in Article 8 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 9, the parties hereto shall cause a Certificate of Merger meeting the requirements of Section 251 of the DGCL to be properly executed and filed in accordance with such Section on the Closing Date. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time which the parties hereto shall have agreed upon and designated in such filing as the effective time of the Merger (the "Effective Time").

                                      ARTICLE 2

                    2. Certificate of Incorporation and Bylaws of the Surviving Corporationn.

                    2.1. Certificate of Incorporation. The Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until duly amended in accordance with applicable law.

                    2.2. Bylaws. The Bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, until duly amended in accordance with applicable law.

                                      ARTICLE 3

                    3.   Directors and Officers of the Surviving
          Corporation.

                    3.1. Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time.

                    3.2. Officers. The officers of HSI immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time.

                                      ARTICLE 4

                    4.   Conversion of HSI Stock.

                    4.1. Conversion of HSI Stock.

                         (a) At the Effective Time, each share of the common stock, $.01 par value, of Merger Sub outstanding immediately prior to the Effective Time shall remain outstanding and shall represent one share of common stock, $.01 par value, of the Surviving Corporation.

                         (b) At the Effective Time, each share of the common stock, $.01 par value (the "HSI Common Stock"), together with associated preferred stock rights (the "Rights") issued pursuant to the HSI Rights Agreement (as defined herein), of HSI issued and outstanding immediately prior to the Effective Time, other than the Dissenting Shares (as defined below), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive cash in the amount of $13.75, without interest (the "Purchase Price").

                         (c) As a result of the Merger and without any action on the part of the holder thereof, all shares of HSI Common Stock, together with associated Rights, shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and each holder of a certificate (a "Certificate") representing any shares of HSI Common Stock or associated Rights shall thereafter cease to have any rights with respect to such shares of HSI Common Stock or associated Rights, except the right to receive the Purchase Price upon the surrender of such Certificate.

                         (d) Each share of HSI Common Stock issued and held in HSI's treasury at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be cancelled and retired without payment of any consideration therefor.

                         (e)  Parent and HSI shall take all actions
                    necessary to provide that, immediately prior to the Effective Time, (i) each outstanding option to purchase shares of HSI Common Stock, each stock appreciation right, and each limited stock appreciation right or other similar right (individually, an "HSI Option" and collectively, the "HSI Options") granted under the HSI Outside Director Stock Option Plan, the 1987 Stock Option Plan, and the 1992 Stock Plan (collectively, the "HSI Stock Option Plans"), whether or not then exercisable or vested, shall become fully exercisable and vested, (ii) each HSI Option which is then outstanding shall be cancelled and (iii) in consideration of such cancellation, Parent shall pay to each holder of an HSI Option, net of any withholding taxes, an amount in respect of each such HSI Option held by such holder equal to the product of (A) the excess, if any, of the Purchase Price over the exercise or strike price of such HSI Option and (B) the number of shares of HSI Common Stock subject to such HSI Option. HSI and Parent will use their best efforts to obtain any necessary consents of the holders of HSI Options and to make any necessary amendments to the HSI Stock Option Plans.

                    4.2. Exchange of Certificates Representing HSI
                         Common Stock.

                         (a) On the Closing Date, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent, which shall be Parent's Transfer Agent or such other party reasonably satisfactory to HSI (the "Exchange Agent"), for the benefit of the holders of shares of HSI Common Stock, for payment in accordance with this Article 4, a sum in cash equal to the total of (i) the product of (A) the Purchase Price and (B) the number of shares of HSI Common Stock issued and outstanding as set forth in Section 5.3, and (ii) an amount sufficient to purchase all of the HSI Options under the HSI Option Plans, such sum being hereinafter referred to as the ("Exchange Fund"), to be paid pursuant to this Section 4.2 in exchange for outstanding shares of HSI Common Stock and pursuant to
                    Section 4.1(e) in exchange for the HSI Options.

                         (b) Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates (i) a letter of transmittal which shall specify that delivery of such Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Purchase Price per share hereunder. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor, in cash, the product of (x) the Purchase Price and (y) the number of shares of HSI Common Stock represented by such Certificates so surrendered by such holder, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of HSI Common Stock which is not registered in the transfer records of HSI, the Exchange Agent may condition payment hereunder upon the surrender of the Certificate representing such HSI Common Stock to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

                         (c) At or after the Effective Time, there shall be no transfers on the stock transfer books of HSI of the shares of HSI Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for payment in accordance with the procedures set forth in this Article 4.

                         (d) Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former stockholders of HSI nine (9) months after the Effective Time shall be delivered to the Surviving Corporation. Any former stockholders of HSI who have not theretofore complied with this Article 4 shall thereafter look only to the Surviving Corporation for payment of the Purchase Price in respect of each share of HSI Common Stock that such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

                         (e) None of Parent, HSI, the Exchange Agent or any other person shall be liable to any former holder of shares of HSI Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                         (f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the Purchase Price as provided in Section 4.2(a), deliverable in respect thereof pursuant to this Agreement.

                         4.3  Dissenting Shares.

                         (a) Notwithstanding anything in this Agreement to the contrary, shares of HSI Common Stock which are held by any recordholder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal rights in accordance with Section 262 of the DGCL ("the Dissenting Shares") shall not be converted into the right to receive the Purchase Price hereunder but shall become the right to receive such consideration as may be determined due in respect of such Dissenting Shares pursuant to the DGCL; provided, however, that any holder of Dissenting Shares who shall have failed to perfect, or shall have withdrawn or lost, his rights to appraisal of such Dissenting Shares, in each case under the DGCL, shall forfeit the right to appraisal of such Dissenting Shares, and such Dissenting Shares shall be deemed to have been converted into the right to receive, as of the Effective Time, the Purchase Price in accordance with
                    Article 4, without interest. Notwithstanding anything contained in this Section 4.3, if (i) the Merger is rescinded or abandoned or (ii) if the stockholders of HSI revoke the authority to effect the Merger, then the right of any stockholder to be paid the fair value of such stockholder's Dissenting Shares shall cease. The Surviving Corporation shall comply with all of its obligations under the DGCL with respect to holders of Dissenting Shares.

                         (b) HSI shall give Parent (i) prompt notice of any demands for appraisal, and any withdrawals of such demands, received by HSI and any other related instruments served pursuant to the DGCL and received by HSI, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. HSI shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle any such demands.


                                      ARTICLE 5

                    5.   Representations and Warranties of HSI.

                    Except as set forth in the disclosure letter delivered by or on behalf of HSI to Parent at or prior to the execution hereof (the "HSI Disclosure Letter"), HSI represents and warrants to Parent as of the date of this Agreement as follows:

                    5.1. Existence; Good Standing; Corporate Authority;

          Compliance With Law. HSI is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. HSI is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified or be in good standing would not have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of HSI and its Subsidiaries taken as a whole (an "HSI Material Adverse Effect"). HSI has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted. Each of HSI's Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization, has the corporate or partnership power and authority to own its properties and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, an HSI Material Adverse Effect. Neither HSI nor any of its Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which HSI or any HSI Subsidiary or any of their respective properties or assets is subject, except where such violation would not have, individually or in the aggregate, an HSI Material Adverse Effect. HSI and its Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their business as now conducted, where the failure to obtain any such item or to take any such action would have an HSI Material Adverse Effect. The copies of HSI's Restated Certificate of Incorporation and Bylaws and the HSI Rights Agreement previously delivered to Parent are true and correct.

                    5.2. Authorization, Validity and Effect of Agreements.


                         (a) HSI has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. Subject only to the approval of this Agreement and the transactions contemplated hereby by the holders of a majority of the outstanding shares of HSI Common Stock, the consummation by HSI of the transactions contemplated hereby has been duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of HSI, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

                         (b) The provisions of Section 203 of the DGCL do not apply to the transactions contemplated by this Agreement.

                    5.3. Capitalization. The authorized capital stock of HSI consists of 100,000,000 shares of HSI Common Stock, and 10,000,000 shares of preferred stock, par value $.01 per share (the "HSI Preferred Stock"). As of March 30, 1994, there were 20,922,270 shares of HSI Common Stock issued and outstanding and no shares of HSI Preferred Stock issued and outstanding. Since such date, no additional shares of capital stock of HSI have been issued, except pursuant to the HSI Stock Option Plans. HSI has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of HSI on any matter. All such issued and outstanding shares of HSI Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Other than as contemplated by this Agreement or the HSI Stock Option Plans or the HSI Rights Agreement, there are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate HSI or any of its Subsidiaries to issue, transfer or sell any shares of capital stock of HSI or any of its Subsidiaries. As of March 30, 1994, 1,671,472.94 shares of Common Stock were reserved for issuance and are issuable upon or otherwise deliverable in connection with the exercise of outstanding Options; since that date, no Options have been granted under the Option Plans and no new option plans have been authorized or adopted. After the Effective Time, the Surviving Corporation will have no obligation to issue, transfer or sell any shares of capital stock of HSI or the Surviving Corporation pursuant to any HSI Benefit Plan (as defined in Section 5.11). There are no outstanding obligations of HSI or any of its Subsidiaries to purchase, redeem or otherwise acquire any shares of Common Stock, any capital voting securities or securities convertible into or exchangeable for capital stock or voting securities of HSI.

                    5.4. Subsidiaries. HSI owns directly or indirectly each of the outstanding shares of capital stock of each of HSI's Subsidiaries. Each of the outstanding shares of capital stock of each of HSI's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by HSI free and clear of all liens, pledges, security interests, claims or other encumbrances. The following information for each Subsidiary of HSI has been previously provided to Parent, if applicable: (i) its name and jurisdiction of incorporation or organization; (ii) its authorized capital stock or share capital; and (iii) the number of issued and outstanding shares of capital stock or share capital.

                    5.5. Other Interests. Except for interests in the HSI Subsidiaries, neither HSI nor any HSI Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or entity.

                    5.6. No Violation. Neither the execution and delivery by HSI of this Agreement nor the consummation by HSI of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of the respective certificates of incorporation or bylaws (or similar governing documents) of HSI or its Subsidiaries; (ii) except as disclosed in the HSI Reports (as defined in Section 5.7), result in a breach or violation of, a default under, or the triggering of any payment or other material obligations pursuant to, or accelerate vesting under, any of its existing HSI Stock Option Plans, or any grant or award made under any of the foregoing other than accelerated vesting of outstanding options under stock option agreements in existence on the date hereof with certain employees of HSI or any of its Subsidiaries by reason of, in whole or in part, the consummation of the Merger; (iii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties of HSI or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which HSI or any of its Subsidiaries is a party, or by which HSI or any of its Subsidiaries or any of their properties is bound or affected, except for any of the foregoing matters which would not have, individually or in the aggregate, an HSI Material Adverse Effect; or (iv) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to HSI or any of its Subsidiaries or any of their respective properties or assets, except for violations which would not have, individually or in the aggregate, an HSI Material Adverse Effect; (v) other than the filings provided for in Article 1, certain federal, state and local regulatory filings, filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act or applicable state securities and "Blue Sky" laws or filings in connection with the maintenance of qualification to do business in other jurisdictions (collectively, the "Regulatory Filings"), require any material consent, approval or authorization of, or declaration, filing or registration with, any domestic governmental or regulatory authority, the failure to obtain or make which would have, individually or in the aggregate, an HSI Material Adverse Effect.

                    5.7. SEC Documents. HSI has delivered to Parent each registration statement, report, proxy statement or information statement prepared by it since August 31, 1993, including, without limitation, (i) its Annual Report on Form 10-K for the fiscal year ended August 31, 1993, (ii) its Quarterly Report on Form 10-Q for the period ended November 30, 1993, and (iii) its Proxy Statement for the Annual Meeting of Stockholders held January 20, 1994, each in the form (including exhibits and any amendments thereto) filed with the Securities and Exchange Commission (the "SEC") (collectively, the "HSI Reports"). As of their respective dates, the HSI Reports (including, without limitation, any financial statements or schedules included or incorporated by reference therein) (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the respective rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets of HSI included in or incorporated by reference into the HSI Reports (including the related notes and schedules) fairly presents the consolidated financial position of HSI and the HSI Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of HSI included in or incorporated by reference into the HSI Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of HSI and the HSI Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the consolidated balance sheet of HSI and the HSI Subsidiaries at August 31, 1993, including all notes thereto, or as set forth in the HSI Reports, neither HSI nor any of the HSI Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of HSI or in the notes thereto, prepared in accordance with generally accepted accounting principles consistently applied, except liabilities arising in the ordinary course of business since such date.

                    5.8. Litigation. Except as disclosed in the HSI Reports filed with the SEC prior to the date hereof, there are no actions, suits or proceedings pending against HSI or the HSI Subsidiaries or, to the knowledge of HSI, threatened against HSI or the HSI Subsidiaries any of their respective properties or assets, at law or in equity, or before or by any federal or state commission, board, bureau, agency or instrumentality, that would have, individually or in the aggregate, an HSI Material Adverse Effect or would prevent or delay, in any internal report, the consummation of the transactions contemplated by this Agreement. Except as disclosed in HSI Reports filed with the SEC prior to the date hereof, neither HSI nor any of its subsidiaries are subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen, individually or in the aggregate, in the future would have an HSI Material Adverse Effect or would prevent or delay the consummation of the transactions contemplated hereby.

                    5.9. Absence of Certain Changes. Except as disclosed in the HSI Reports filed with the SEC prior to the date hereof, since August 31, 1993, each of HSI and its Subsidiaries has conducted its business only in the ordinary course of such business and there has not been (i) any event or changes with respect to HSI and its Subsidiaries having, individually or in the aggregate, a HSI Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock, or (iii) any material change in its accounting principles, practices or methods.

                    5.10. Taxes. HSI and each of its Subsidiaries (i) have timely filed all material federal, state, local and foreign tax returns (including but not limited to all employment tax returns) required to be filed by any of them for tax years ended prior to the date of this Agreement or requests for extensions have been timely filed and any such request shall have been granted and not expired and all such returns are complete in all material respects, (ii) have paid or accrued all taxes, including interest and penalties, if any, shown to be due and payable (and believed by HSI to be owed) on such returns other than such taxes as are being contested by HSI or its Subsidiaries in good faith,
          (iii) have properly accrued in all material respects all such taxes for such periods subsequent to the periods covered by such returns, (iv) have "open" years for federal income tax returns only as set forth in the HSI Reports and, (v) are not aware of the existence of any tax liens on any of their respective properties or assets. There are no contracts covering any person that individually or collectively could give rise to the payment of any amount that would not be deductible by HSI by reason of
          Section 280(G) or 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

                    5.11 Certain Employee Plans.

                         (a) Each employee benefit or compensation plan or arrangement, including each "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") maintained by HSI or any of its Subsidiaries (the "HSI Benefit Plans") complies, and has been administered, in all material respects with all applicable requirements of law, except for instances of non-compliance that would not have caused, individually or in the aggregate, an HSI Material Adverse Effect. The HSI Benefit Plans are listed in the HSI Disclosure Letter and copies or descriptions of all material Plans have previously been provided to Parent.

                         (b)  With respect to each HSI Benefit Plan
                    intended to qualify under Section 401(a) of the Code,
                    (i) a favorable determination letter has been issued by the Internal Revenue Service (the "IRS") with respect to the qualification of each HSI Benefit Plan and (ii) no "reportable event" or "prohibited transaction" (as such terms are defined in ERISA) or termination has occurred under circumstances which present a risk of material liability by HSI or any of its Subsidiaries to any governmental entity or other person, including a HSI Benefit Plan. Each HSI Benefit Plan which is subject to Part 3 of Subtitle B of Title I of ERISA or
                    Section 412 of the Code has been maintained in compliance with the minimum funding standards of ERISA and the Code and no such HSI Benefit Plan has incurred any "accumulated funding deficiency" (as defined in Section 412 of the Code and Section 302 of ERISA), whether or not waived. Neither HSI nor any of its Subsidiaries has incurred any material withdrawal liability under any "multiemployer plan" (within the meaning of Section 3(37) of ERISA) which has not been satisfied in full.

                         (c) Except as required by applicable law, neither HSI nor any of its Subsidiaries provides any health, welfare or life insurance benefits to any of their former or retired employees, which benefits would be material either individually or in the aggregate to HSI.

               5.12.     Labor Matters.

                         (a) Neither HSI nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of HSI, threatened against HSI or its Subsidiaries relating to their business, except for any such proceeding which would not have, individually or in the aggregate, an HSI Material Adverse Effect. To the knowledge of HSI, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of HSI or any of its Subsidiaries.

                         (b) HSI has delivered to Parent copies of all employment agreements, consulting agreements, severance agreements, bonus and incentive plans, profit-sharing plans and other agreements, plans or arrangements with respect to compensation of the employees of HSI and its Subsidiaries (the "Compensation Arrangements"). HSI has determined that the Merger will accelerate or otherwise give rise to payments pursuant to the Compensation Arrangements in an amount not to exceed $30,000,000 (assuming each such payment was required to be made as of February 28, 1994).

                    5.13.     Environmental Laws and Regulations.

                         (a) Except as disclosed in HSI Reports filed with the SEC prior to the date hereof, (i) HSI and each of its Subsidiaries is in compliance with all applicable federal, state and local laws and regulations relating to pollution or protection of human health or the environment (collectively, "Environmental Laws") which compliance includes, but is not limited to, the possession by HSI and its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof, except for non-compliance that would not have, individually or in the aggregate, an HSI Material Adverse Effect, ; (ii) neither HSI nor any of its subsidiaries has received written notice of, or, to the knowledge of HSI, is the subject of, any action, cause of action, claim, investigation, demand or notice by any person or entity alleging liability under or non-compliance with any Environmental Law (an "Environmental Claims") that would have, individually or in the aggregate, an HSI Material Adverse Effect; and (iii) to the knowledge of

                    HSI, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

                         (b) Except as disclosed in the HSI Reports filed with the SEC prior to the date hereof, there are no Environmental Claims which would have, individually or in the aggregate, an HSI Material Adverse Effect that are pending or, to the knowledge of HSI, threatened against HSI or any of its Subsidiaries or, to the knowledge of HSI, against any person or entity whose liability for any Environmental Claim HSI or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

                    5.14. Rights Agreement. HSI has taken all necessary actions so that none of (i) the execution of this Agreement by the parties hereto or (ii) the consummation of the Merger (including execution and performance by the parties to that certain Voting Agreement, dated as of the date hereof, among Parent, Merger Sub and the Shareholders (as defined therein)) will (x) cause the Rights issued pursuant to the Rights Agreement to become exercisable, (y) cause any person to become an Acquiring Person (as such term is defined in the Rights Agreement) or (z) give rise to a Distribution Date or a Triggering Event (as each such term is defined in the Rights Agreement).


                    5.15.     Real Property.

                         (a) HSI has delivered to Parent copies of lease abstracts (the "Lease Abstracts") for each of its leases, subleases, licenses or other agreements under which HSI or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (the "Real Estate Leases"). Each Real Property Lease is valid, binding and in full force and effect, all rent and other sums and charges payable by HSI and its Subsidiaries as tenants thereunder are current, no termination event or condition or uncured default of a material nature on the part of HSI or any such Subsidiary or, to the knowledge of HSI, as to a landlord exists under any Real Property Lease, except for any of the foregoing matters which would not have, individually or in the aggregate, an HSI Material Adverse Effect. The information contained in the Lease Abstracts is true and correct in all material respects.

                         (b) From August 31, 1993 through March 30, 1994, no portion of the real property subject to the Real

                    Property Leases has suffered any material damage by fire or other casualty which has not heretofore been substantially repaired or restored.

                         (c) Except for any of the following matters which would not have, individually or in the aggregate, an HSI Material Adverse Effect, HSI

                              (i)  has not granted, and to the best of
                         HSI's knowledge, no other person has granted, any leases, subleases, licenses or other agreements granting to any person other than HSI any right to possession, use, occupancy or enjoyment of the stores covered by the Real Estate Leases, or any portion thereof; and

                              (ii) HSI is not obligated under any option,
                         right of first refusal or any contractual right to purchase, acquire, sell or dispose of any real property covered by the Real Property Leases.

                         (d) None of the Real Property Leases contain continuous operating covenants, radius restrictions or provisions requiring the consent of the landlord to Parent's or Merger Sub's assumption of HSI's obligations under the Real Property Leases in the manner contemplated by this Agreement, except for any of the foregoing matters which would not have, individually or in the aggregate, an HSI Material Adverse Effect.

                    5.16. Insurance. HSI and its Subsidiaries maintain with respect to their operations and their assets, in full force and effect, policies of insurance in the ordinary course of business as is usual and customary for businesses similarly situated to HSI. HSI has provided Parents copies of loss runs associated with its operations and the operations of its subsidiaries for the three most recent years and used by HSI and its Subsidiaries in the ordinary course of business.

                    5.17. Intellectual Property. Every material trademark, service mark, trade name or copyright, or application thereof in connection with any of the foregoing (the "Intellectual Property"), is owned by HSI and, to the knowledge of HSI, HSI's Intellectual Property does not infringe upon the Intellectual Property rights of any person. HSI has not granted to any other person the right to use the Intellectual Property, or any part thereof.

                    5.18. Certain Contracts. HSI has delivered copies of its (i) Agreement, dated as of November 30, 1986, with Peyton's Inc. and The Kroger Co., as amended January 11, 1990

          (the "Peyton's Agreement"), (ii) Agreement for Systems Operations Services, dated as of December 1, 1992, with Integrated Systems Solutions Corporation (the "ISSC Agreement"), (iii) Photofinishing Agreements, dated as of May 31, 1990, as amended, with Qualex Inc., (the "Qualex Agreements"), and (iv) Customer Agreement, dated as of December 22, 1993, with Hughes Network Systems, Inc. (the "Hughes Agreement"). HSI (x) is in compliance, in all material respects, with all terms and conditions of the Peyton's Agreement, ISSC Agreement, Qualex Agreements and Hughes Agreement, (y) has not exceeded the implementation schedule set forth in the Hughes Agreement in any material respect, and (z) has no further material obligations under the Peyton's Agreement other than the obligation to purchase certain items of inventory. HSI is in compliance with all terms of its contracts or other arrangements with the vendor, dated December 21, 1993, providing for a cash payment on January 14, 1994 of approximately $40,000,000.

                    5.19. No Brokers. HSI has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of HSI or Parent to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that HSI has retained Goldman, Sachs & Co. ("Goldman") as its financial advisor and Salomon Brothers Inc ("Salomon") to render a fairness opinion with respect to the Purchase Price, the arrangements with which have been disclosed in writing to Parent prior to the date hereof. Other than the foregoing arrangements, HSI is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

                    5.20. Fairness Opinion. HSI has received opinions of Goldman and Salomon, to the effect that, as of the date hereof the Purchase Price hereunder is fair to the holders of HSI Common Stock.

                                      ARTICLE 6

                    6.   Representations and Warranties
          of Parent and Merger Sub.

                    Except as set forth in the disclosure letter delivered by or on behalf of Parent or Merger Sub to HSI at or prior to the execution hereof (the "Parent Disclosure Letter"), Parent and Merger Sub represent and warrant to HSI as of the date of this Agreement as follows:

                    6.1. Existence; Good Standing; Corporate Authority;

          Compliance With Law. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Parent is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations hereunder (a "Parent Material Adverse Effect"). Parent has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted.

                    6.2. Authorization, Validity and Effect of Agreements. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. The consummation by Parent and Merger Sub of the transactions contemplated hereby has been duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of Parent and Merger Sub, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

                    6.3. No Violation. Neither the execution and delivery by Parent and Merger Sub of this Agreement, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby in accordance with the terms hereof, will: (i) conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws of Parent or Merger Sub; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties of Parent or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries or any of their properties is bound or affected, except for any of the foregoing matters which would not have a Parent Material Adverse Effect; or (iii) other than the Regulatory Filings, require any material consent, approval or authorization of, or declaration, filing or registration with, any domestic governmental or regulatory authority, the failure to obtain or make which would have a Parent Material Adverse Effect.

                    6.4. Litigation. There are no actions, suits or proceedings pending against Parent or the Parent Subsidiaries or, to the actual knowledge of the executive officers of Parent, threatened against Parent or the Parent Subsidiaries, at law or in equity, or before or by any federal or state commission, board, bureau, agency or instrumentality, that are reasonably likely to have a Parent Material Adverse Effect.

                    6.5. Financing. Parent and Merger Sub have received a written commitment from Banque Paribas and Continental Bank N.A. to enable them to consummate the Merger on the terms contemplated by this Agreement and, at the Effective Time, Parent and Merger Sub will have available all funds necessary for the acquisition of all shares of HSI Common Stock and HSI Options pursuant to the Merger and to perform their respective obligations under this Agreement.

                    6.6. No Brokers. Parent has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of HSI or Parent to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Parent has retained Donaldson, Lufkin, Jenrette Securities Corporation as its financial advisor, the arrangements with which have been disclosed in writing to HSI prior to the date hereof. Other than the foregoing arrangements, Parent is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

                    6.7. Surviving Corporation After the Merger.
          Immediately after the Effective Time and after giving effect to any change in the Surviving Corporation's assets and liabilities as a result of the Merger, the Surviving Corporation will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on existing debts as they become absolute and mature), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred liabilities beyond its ability to pay as they become due.

                    6.8 No Ownership of Company Capital Stock. Neither Parent nor Merger Sub own, directly or indirectly, any HSI Common Stock.

                                      ARTICLE 7

                    7.   Covenants.

                    7.1. Acquisition Proposals. Prior to the Effective Time, HSI agrees (a) that neither HSI nor any of its Subsidiaries shall, and HSI shall direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, HSI or any of its Significant Subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this Section 7.1; and (c) that it will notify Parent immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it; provided, however, that nothing contained in this Section 7.1 shall prohibit the Board of Directors of HSI from (i) furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide written proposal to acquire HSI pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction, if, and only to the extent that, (A) the Board of Directors of HSI determines in good faith, based as to legal matters on the written opinion of outside legal counsel, that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, HSI provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and provide Parent with a copy of any such written proposal, and (C) HSI keeps Parent informed of the status (not the terms) of any such discussions or negotiations; and (ii) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an

          Acquisition Proposal. Nothing in this Section 7.1 shall (x) permit any party to terminate this Agreement (except as specifically provided in Article 9 hereof), (y) permit HSI to enter into any agreement with respect to an Acquisition Proposal during the term of this Agreement (it being agreed that during the term of this Agreement, HSI shall enter into any agreement with any person that provides for, or in any way facilitates, an Acquisition Proposal (other than a confidentiality agreement in customary form)), or (z) affect any other obligation of any party under this Agreement.

                    7.2. Conduct of Businesses. Prior to the Effective Time, except as set forth in the HSI Disclosure Letter or as contemplated by any other provision of this Agreement, unless Parent has consented in writing thereto, HSI:

                         (a)  shall, and shall cause each of its
                    Subsidiaries to, conduct its operations according to its usual, regular and ordinary course in substantially the same manner as heretofore conducted;

                         (b) shall use its reasonable efforts, and shall cause each of its respective Subsidiaries to use its reasonable efforts, to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

                         (c) shall confer on a regular basis with one or more representatives of Parent to report operational matters of materiality and any proposals to engage in material transactions;

                         (d)  shall not amend its Certificates of
                    Incorporation or Bylaws;

                         (e)  shall promptly notify Parent of (i) any
                    material emergency or other material change in the condition (financial or otherwise), HSI's or any Subsidiary's business, properties, assets, liabilities, prospects or the normal course of its businesses or in the operation of its properties, (ii) any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or (iii) the breach in any material respect of any representation or warranty or covenant contained herein;

                         (f) shall promptly deliver to Parent true and correct copies of any report, statement or schedule filed by HSI with the SEC subsequent to the date of this Agreement;

                         (g) shall not (i) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof and disclosed pursuant to this Agreement, issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it exists on the date hereof, (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock from HSI, (iii) increase any compensation or enter into or amend any employment severance, termination or similar agreement with any of its present or future officers or directors, except for normal increases in compensation to employees not earning more than $75,000 in annual base compensation consistent with past practice and the payment of cash bonuses to employees pursuant to and consistent with existing plans or programs, or (iv) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans or as may be required by applicable law;

                         (h) shall not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock; (ii) except in connection with the use of shares of capital stock to pay the exercise price or tax withholding in connection with stock-based HSI Benefit Plans, directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries, or make any commitment for any such action, including the Rights or (iii) split, combine or reclassify any of its capital stock;

                         (i) shall not, and shall not permit any of its Subsidiaries to sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) which are material, individually or in the aggregate, except in the ordinary course of business;

                         (j) shall not (i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business; (ii) except for obligations of wholly-owned Subsidiaries of HSI; assume, guaranty, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practices in an amount not material to HSI and its Subsidiaries, taken as a whole; (iii) other than wholly-owned Subsidiaries of HSI, make any loans, advances or capital contributions to or investments in, any other person; (iv) pledge or otherwise encumber shares of capital stock of HSI or its Subsidiaries; or
                    (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to create any material mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect to such asset;

                         (k) shall not acquire, sell, lease or dispose of any assets outside the ordinary course of business or any assets which in the aggregate are material to HSI and its Subsidiaries taken as a whole, or enter into any commitment or transaction outside the ordinary course of business consistent with past practices which would be material to HSI and its Subsidiaries taken as a whole;

                         (l) except as may be required as a result of a change in law or in generally accepted accounting principles shall not change any of the accounting principles or practices used by HSI;

                         (m)  shall not (i) acquire (by merger,
                    consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein;
                    (ii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice which would be material to HSI and its Subsidiaries taken as a whole; (iii) authorize any new capital expenditure or expenditures which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $1,500,000; provided, that none of the foregoing shall limit any capital expenditure within the aggregate amount previously authorized by HSI's Board of Directors for capital expenditures and written evidence thereof has been previously provided to Parent or Merger Sub; or (iv) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action which would be prohibited hereunder;

                         (n) shall not make any tax election or settle or compromise any income tax liability material to HSI and its Subsidiaries taken as a whole;

                         (o)  shall not pay, discharge or satisfy any
                    claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of business of liabilities reflected or reserved against in, and contemplated by, the consolidated financial statements (or the notes thereto) of HSI and its Subsidiaries or incurred in the ordinary course of business consistent with past practice;

                         (p) shall not settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby; or

                         (q)  shall not take, or agree in writing or
                    otherwise to take, any of the actions described in
                    Section 6.1(a) through 6.1(p) or any action that would make any of the representations and warranties of HSI contained in this Agreement untrue or incorrect as of the date when made.

                    7.3. Meeting of Stockholders. HSI will take all action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the approval of this Agreement and the transactions contemplated hereby. The Board of Directors of HSI shall recommend such approval and HSI shall take all lawful action to solicit such approval, including, without limitation, timely mailing the Proxy Statement (as defined in Section 7.7); provided, however, that such recommendation or solicitation is subject to any action taken by, or upon authority of, the Board of Directors of HSI in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law. HSI shall coordinate and cooperate with respect to the timing of such meetings and shall use its best efforts to hold such meetings on the same day. It shall be a condition to the mailing of the Proxy Statement that HSI shall have received opinions of Goldman and Salomon, each dated the date of the Proxy Statement, to the effect that, as of the date thereof, the Purchase Price pursuant to the Merger is fair to the holders of HSI Common Stock.

                    7.4. Filings; Other Action. Subject to the terms and conditions herein provided, HSI and Parent shall: (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (b) use all reasonable efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and (c) use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. Each of Parent and HSI will use its best efforts to resolve such objections, if any, as may be asserted with respect to the Merger under the HSR Act or other antitrust laws. In the event a suit is instituted challenging the Merger as violative of the HSR Act or other antitrust laws, each of Parent and HSI will use its best efforts to resist or resolve such suit. Each of Parent and HSI will use its best efforts to take such action as may be required (a) by the Antitrust Division of the Department of Justice or the Federal Trade Commission in order to resolve such objections as either of them may have to the Merger under the HSR Act or other antitrust laws or (b) by any federal or state court of the United States, in any suit challenging the Merger as violative of the HSR Act or other antitrust laws, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order which has the effect of preventing the consummation of the Merger. In complying with the foregoing, each of Parent and HSI shall use all reasonable and appropriate measures available to them, including, if appropriate, "hold-separate" agreements or divestitures of Subsidiaries, assets or operations if necessary to consummate the transactions contemplated hereby, so long as such actions do not, in the aggregate, have a HSI Material Adverse Effect (after giving effect to the Merger). If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of Parent and HSI shall take all such necessary action.

                    7.5. Inspection of Records; Access. From the date hereof to the Effective Time, HSI shall allow all designated officers, attorneys, accountants and other representatives of Parent ("Parent's Representatives") access at all reasonable times to all employees, stores, offices, warehouses, and other facilities and to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of HSI and its Subsidiaries; provided, however, Parent's Representatives shall use their reasonable best efforts to avoid interfering with, hindering or otherwise disrupting the employees of HSI in the execution of their employment duties during any visit to, or inspection of, HSI's facilities or stores. .

                    7.6. Publicity. The initial press release relating to this Agreement shall be a joint press release and thereafter HSI and Parent shall, subject to their respective legal obligations (including requirements of stock exchanges and other similar regulatory bodies), consult with each other, and use reasonable efforts to agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any federal or state governmental or regulatory agency or with any national securities exchange with respect thereto.

                    7.7. Proxy Statement. HSI shall promptly prepare and then file with the SEC a proxy statement with respect to the meeting of the stockholders of HSI in connection with the Merger (the "Proxy Statement"). HSI will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. HSI agrees that the Proxy Statement and each amendment or supplement thereto at the time of mailing thereof and at the time of the meeting of the stockholders of HSI will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                    7.8. Further Action. Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Merger.

                    7.9. Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.


                    7.10.     Indemnification and Insurance.

                         (a) From and after the Effective Time, Parent shall indemnify, defend and hold harmless to the fullest extent permitted under applicable law each person who is now, or has been at any time prior to the date hereof, an officer, director, employee, trustee or agent of HSI (or any Subsidiary or division thereof), including, without limitation, each person controlling any of the foregoing persons (individually, an "Indemnified Party" and collectively, the "Indemnified Parties"), against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Time and including, without limitation, liabilities arising under the Securities Act, the Exchange Act and state corporation laws in connection with the Merger. In the event of any such claim, action, suit, proceeding or investigation (an "Action"), (i) Parent shall pay the reasonable fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Parent, in advance of the final disposition of any such action to the full extent permitted by applicable law, upon receipt of any undertaking required by applicable law, and (ii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that Parent shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed) and provided, further, that Parent shall not be obligated pursuant to this Section to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such action.

                         (b) Parent shall cause the Surviving Corporation to keep in effect provisions in its Certificate of Incorporation and Bylaws providing for exculpation of director and officer liability and indemnification of the Indemnified Parties to the fullest extent permitted under the DGCL, which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Parties' right of indemnification.

                         (c)  For a period of four years after the
                    Effective Time, Parent shall cause to be maintained officers' and directors' liability insurance covering the Indemnified Parties who are currently covered, in their capacities as officers and directors, by HSI's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to the Indemnified Parties than such existing insurance; provided, however, that Parent shall not be required in order to maintain or procure such coverage to pay an annual premium in excess of two times the current annual premium paid by HSI for its existing coverage (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Parent shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

                         (d) Parent shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 7.10.

                         (e)  The rights of each Indemnified Party
                    hereunder shall be in addition to any other rights such Indemnified Party may have under the Certificate of Incorporation or Bylaws of HSI, under the DGCL or otherwise. The provisions of this Section shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

                    7.11.     Certain Benefits.

                         (a) From and after the Effective Time, subject to applicable law, and except as contemplated hereby with respect to the HSI Stock Option Plans, Parent and its Subsidiaries will honor in accordance with their terms, all HSI Benefit Plans; provided, however, that nothing herein shall preclude any change effected on a prospective basis in any HSI Benefit Plan that is permitted pursuant to the following sentence of this
                    Section 7.11. For a period of not less than six months following the Effective Time, subject to applicable law, Parent and its Subsidiaries will provide benefits (or cash compensation in lieu thereof) to HSI employees who become employees of Parent and its Subsidiaries which will, in the aggregate, be no less favorable than those provided by HSI and its Subsidiaries to their employees immediately prior to the Effective Time.
                    With respect to the each employee benefit or compensation plan or arrangement, including each "employee benefit plan" as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries (the "Parent Benefit Plans"), Parent and the Surviving Corporation shall grant all HSI employees from and after the Effective Time credit for all service with HSI and its affiliates and predecessors prior to the Effective Time for all purposes for which such service was recognized by HSI. To the extent Parent Benefit Plans provide medical or dental welfare benefits after the Effective Time, such plans shall waive any pre-existing conditions and actively-at-work exclusions and shall provide that any expenses incurred on or before the Effective Time shall be taken into account under

                    Parent Benefit Plans for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

                         (b) Parent agrees to employ at the Effective Time all employees of HSI and its Subsidiaries who are employed on the Closing Date on terms consistent with HSI's current employment practices and at comparable levels of compensation and positions. Such employment shall be at will and Parent shall be under no obligation to continue to employ any individuals.

                         (c) For purposes of this Section 7.11, the term "employees" shall mean all current employees of HSI and its Subsidiaries (including those on lay-off, disability or leave of absence, paid or unpaid).

                         (d) Notwithstanding the provisions of Section 7.11(a), at or prior to the Effective Time, Parent shall expressly assume and agree to perform (i) the Protective Compensation and Benefits Agreement between the HSI and certain employees of HSI (ii) the Employment Agreement between HSI and Philip E. Beekman and (iii) the various bonus plans of the Company and its Subsidiaries in effect for Fiscal Year 1994 (the "Bonus Plans"). Notwithstanding the terms of the Bonus Plans, Parent shall make payments to all employees whose employment is terminated on or prior to August 31, 1994 and on or after the Effective Time of a bonus equal to the product of

                              (x)  such employee's entitlement under the
                                   Bonus Plans; and

                              (y)  a percentage equal to (1) the number of
                                   days such employee was employed by the
                                   Company (including days employed by the
                                   Surviving Corporation) during the fiscal year ending August 31, 1994, divided by
                                   (ii) 365.

                    It is understood that in making any discretionary payments under the Bonus Plans, Parent shall determine the amount of any such payment consistent with the Company's past practice (with any such payments to employees no longer employed at the time of payment being made without consideration of the fact that such employee is no longer employed).

                    7.12. Restructuring of Merger. Upon the mutual agreement of Parent and HSI, the Merger shall be restructured in the form of a forward triangular merger of HSI into Merger Sub, with Merger Sub being the surviving corporation, or as a merger of HSI into Parent, with Parent being the surviving corporation. In such event, this Agreement shall be deemed appropriately modified to reflect such form of merger.

                    7.13 New York Real Estate Gains Tax. Merger Sub agrees that either Merger Sub or the Surviving Corporation will pay the New York State Real Property Transfer Tax, the New York State Real Property Transfer Gains Tax and the New York City Real Property Transfer Tax (collectively, the "Gains Taxes"), if any, and any penalties or interest with respect to the Gains Taxes payable in connection with the consummation of the Merger. HSI agrees to cooperate with Merger Sub in the filing of any returns with respect to the Gains Taxes, including supplying in a timely manner a complete list of all real property interests held by HSI that are located in New York State and any information with respect to such property that is reasonably necessary to complete such returns.

                    7.14 Placement of Subordinated Notes. Parent shall not seek to issue nor file with the SEC any registration statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to any public debt, except Subordinated Notes (as defined herein) of aggregate principal amount not in excess of $175,000,000; except, however, that this Section 7.14 shall not apply and be of no force and effect if the condition set forth in Section 8.3(c) has been waived in writing by Parent. Parent shall use reasonable best efforts to take, or cause to be taken, all action and do, or cause to be done, all things necessary, proper or appropriate to satisfy the condition set forth in Section 8.3(c).

                                      ARTICLE 8

                    8.   Conditions.

                    8.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

                         (a)  This Agreement and the transactions
                    contemplated hereby shall have been approved in the manner required by applicable law or by applicable regulations of any stock exchange or other regulatory body by the holders of the issued and outstanding shares of capital stock of HSI entitled to vote thereon.

                         (b)  The waiting period applicable to the
                    consummation of the Merger under the HSR Act shall have expired or been terminated.

                         (c)  Neither of the parties hereto shall be
                    subject to any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement. In the event any such order or injunction shall have been issued, each party agrees to use its reasonable efforts to have any such injunction lifted.

                         (d) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have an HSI Material Adverse Effect following the Effective Time.

                    8.2. Conditions to Obligation of HSI to Effect the Merger. The obligation of HSI to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

                         (a) Parent shall have performed its agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Parent and Merger Sub contained in this Agreement and in any document delivered in connection herewith shall be true and correct as of the Closing Date, and HSI shall have received a certificate of the President or a Vice President of Parent, dated the Closing Date, certifying to such effect; provided, however, that notwithstanding anything herein to the contrary, this Section 8.2(a) shall be deemed to have been satisfied even if such representations or warranties are not true and correct, unless the failure of any of the representations or warranties to be so true and correct would have or would be reasonably likely to have a Parent Material Adverse Effect.

                         (b) From the date of this Agreement through the Effective Time, there shall not have occurred any change in the financial condition, business, operations or prospects of Parent and its Subsidiaries, taken as a whole, that would have or would be reasonably likely to have a Parent Material Adverse Effect.

                    8.3. Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

                         (a)  HSI shall have performed its agreements
                    contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of HSI contained in this Agreement and in any document delivered in connection herewith shall be true and correct as of the Closing Date, and Parent shall have received a certificate of the President or a Vice President of HSI, dated the Closing Date, certifying to such effect; provided, however, that notwithstanding anything herein to the contrary, this
                    Section 8.3(a) shall be deemed to have been satisfied even if such representations or warranties are not true and correct, unless the failure of any of the representations or warranties to be so true and correct would have or would be reasonably likely to have an HSI Material Adverse Effect.

                         (b) From the date of this Agreement through the Effective Time, there shall not have occurred any change in the financial condition, business, operations or prospects of HSI and its Subsidiaries, taken as a whole, that would have or would be reasonably likely to have an HSI Material Adverse Effect.

                         (c) Parent shall have completed and received the proceeds from the issuance and sale of not less than $175,000,000 aggregate principal amount of Subordinated Notes pursuant to an underwritten public offering registered under the Securities Act, or pursuant to a placement in compliance with Regulation 144A thereunder or in a private placement made in accordance with exemptions thereunder. As used herein, "Subordinated Notes" shall mean notes of Parent issued under an indenture qualifiable under the Trust Indenture Act which shall (i) bear a stated interest rate of not greater than 12% per annum, (ii) mature not more than ten years from the date of issue, (iii) be subordinated to the Parent's bank indebtedness and senior to other subordinated indebtedness, (iv) not be redeemable at the Parent's option for a period of not less than five years following the date of issue, (v) have other terms and non-financial covenants substantially similar to the existing $145,000,000 Senior Subordinated Debentures of HSI, and (vi) have financial covenants customary for other similar debt issuances then being issued in the market by corporations of comparable credit.

                                      ARTICLE 9

                    9.   Termination.

                    9.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the stockholders of HSI, by the mutual consent of Parent and HSI.

                    9.2. Termination by Either Parent or HSI. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either Parent or HSI if
          (a) the Merger shall not have been consummated by September 30, 1994, or (b) the approval of HSI's stockholders required by
          Section 8.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof, or (c) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this clause (c) shall have used all reasonable efforts to remove such injunction, order or decree; and provided, in the case of a termination pursuant to clause (a) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

                    9.3. Termination by HSI.

                         (a) This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption and approval by the stockholders of HSI referred to in
                    Section 8.1(a), by action of the Board of Directors of HSI, if (i) in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law the Board of Directors of HSI determines that such termination is required by reason of an Acquisition Proposal being made, or (ii) there has been a breach by Parent or Merger Sub of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a Parent Material Adverse Effect, or (iii) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Parent, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by HSI to Parent.

                         (b) If, on or prior to April 29, 1994, Parent fails to either (A) (i) deposit or cause to be deposited with First Fidelity Bank, National Association, New Jersey, (the "Trustee"), trustee under that certain Indenture (the "Indenture") dated as of January 1, 1993 between Parent and Trustee, sufficient funds to defease (the "Defeasance") Parent's 9-1/8% Senior Notes due 2000 (the "Parent Notes") and (ii) take any other action required to effect the Defeasance at the earliest time permitted under the Indenture; or
                    (B) obtain the consents (which may be in the form of waivers) of the holders of Parent Notes to certain covenants contained in the Parent Notes necessary to permit the consummation of the Merger in accordance with the terms of this Agreement, including the incurrence of indebtedness and granting of liens resulting therefrom (clauses (A) and (B) of this Section 9.03(b), hereinafter referred to as "Parent Notes Condition"), then

                              (x)  Parent shall pay HSI a fee in cash of
                         $6,000,000, payable on or before the fifth business day following Parent's failure to satisfy the Parent Note Condition; and

                              (y) HSI, by action of its Board of Directors taken within five business days of Parent's failure to satisfy the Parent Note Condition, may terminate the Agreement and the Merger.

                    9.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of Parent, if (a) there has been a breach by HSI of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have an HSI Material Adverse Effect, or (b) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of HSI, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to HSI.

                    9.5. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 9, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 9.5 and Section 7.9 and except for the provisions of Sections 10.3, 10.4, 10.6, 10.9, 10.12 and 10.13
          and the Confidentiality Agreement referred to in Section 10.4. Moreover, in the event of termination of this Agreement pursuant to Section 9.3 or 9.4, nothing herein shall prejudice the ability of the non-breaching party from seeking damages from any other party for any breach of this Agreement, including without limitation, attorneys' fees and the right to pursue any remedy at law or in equity.

                    9.6. Extension; Waiver. At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of the party granting such extension or waiver. HSI's determination to forego action under Section 9.3(b)(y) shall not be deemed a waiver by HSI of any other provisions of this Agreement.

                                      ARTICLE 10

                    10.  General Provisions.

                    10.1.
          Nonsurvival of Representations, Warranties and Agreements. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall be deemed to the extent expressly provided herein to be conditions to the Merger and shall not survive the Merger, provided, however, that the agreements contained in Article 4 and in Sections 7.10, 7.11, 7.12, and 7.13 and this Article 10 and the agreements delivered pursuant to this Agreement shall survive the Merger.

                    10.2. Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission and by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

          If to HSI:                         If to Parent or Merger Sub:
          Philip E. Beekman                  D. Dwayne Hoven
          President, Chairman of the Board and  . . . . . . .  President
          and Chief Executive Officer
            Chief Executive Officer          Revco D.S., Inc.
          Hook-SupeRx, Inc.                  1925 Enterprise Parkway
          175 Tri-County Parkway             Twinsburg, OH  44017
          Cincinnati, OH  45246-3298         Facsimile:  (216)  487-1679
          Facsimile:  (513) 782-3576

          With copies to:                    With copies to:
          James S. Johns, Esq.               Jack A. Staph, Esq.
          Hook-SupeRx, Inc.                  Senior Vice President,
          Secretary and
          175 Tri-County Parkway               General Counsel
          Cincinnati, OH 45246-3290          Revco D.S., Inc.
          Facsimile:  (513) 782-3062         1925 Enterprise Parkway
                                             Twinsburg, OH  44017
          Jeffrey Bagner, Esq.               Facsimile:  (216)  487-1679
          Fried, Frank, Harris,
            Shriver & Jacobson               Michael K. L. Wager, Esq.
          One New York Plaza                 Benesch, Friedlander, Coplan &
          Aronoff
          New York, NY  10004                88 East Broad Street
          Facsimile:  (212) 747-1526         Columbus, OH  43215-3506
                                             Facsimile:  (614)  223-9330

          or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

                    10.3. Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Article 4 and Sections 7.10, 7.11, and 7.13 (collectively, the "Third Party Provisions"), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Third Party Provisions may be enforced on behalf of the beneficiaries thereof by the directors of HSI prior to the Effective Time. Parent shall pay all expenses, including attorneys' fees, that may be incurred by any of such directors in enforcing the Third Party Provisions.

                    10.4. Entire Agreement. This Agreement, the Exhibits, the HSI Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement between HSI and Parent and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings (oral and written) among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto. During the term of this Agreement, neither party hereto shall terminate the foregoing Confidentiality Agreement.

                    10.5. Amendment. This Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of HSI, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed by or on behalf of each of the parties hereto.

                    10.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of HSI and Parent hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim that such litigation brought in any Delaware Court has been brought in an inconvenient forum.

                    10.7. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies of this Agreement, each of which may be signed by less than all of the parties hereto, but together all such copies are signed by all of the parties hereto.

                    10.8. Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

                    10.9. Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

                    10.10. Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

                    10.11.    Incorporation of Exhibits.  The HSI
          Disclosure Letter, the Parent Disclosure Letter and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

                    10.12. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or otherwise affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

                    10.13. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they may be entitled at law or in equity.

                    10.14. Subsidiaries. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner. When a reference is made in this Agreement to Significant Subsidiaries, the words "Significant Subsidiaries" shall refer to Subsidiaries (as defined above) which constitute "significant subsidiaries" under Rule 405 promulgated by the SEC under the Securities Act.

                    10.15 Performance by Merger Sub. Parent hereby agrees to cause Merger Sub to comply with its obligations hereunder and to cause Merger Sub to consummate the Merger as contemplated herein.

                     [Remainder of Page Intentionally Left Blank]

                    IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf as of the day and year first written above.

                                        REVCO D.S., INC.


                                        By:

                                            D. Dwayne Hoven
                                            President and Chief Executive
          Officer

                                        HSX ACQUISITION CORP.



                                        By:

                                            D. Dwayne Hoven
                                            President


                                        HOOK-SUPERX, INC.



                                        By:

                                            Philip E. Beekman
                                            President and Chief Executive
                                            Officer